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:  FORM 4  :
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

[_] CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16. FORM 4
    OR FORM 5 OBLIGATIONS MAY CONTINUE. SEE INSTRUCTION 1(b).

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1. Name and Address of Reporting Person

    Hippeau                     Eric                           C.
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   (Last)                     (First)                       (Middle)

    10 Langley Road, Suite 403
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                                    (Street)

   Newton Center,             Massachusetts                 02159
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   (City)                     (State)                       (Zip)
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2. Issuer Name and Ticker or Trading Symbol

   Yahoo! Inc. (YHOO)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   May, 1999
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   __X__ Director                       ____ 10% Owner
   _____ Officer (give title below)     ____ Other (Specify below)


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7. Individual or Joint/Group Filing (Check applicable line)

   __X__ Form filed by one Reporting Person
   _____ Form filed by More than One Reporting Person
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


TABLE I-NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED


1.Title of Security    2.Trans-     3.Trans-       4.Securities Acquired (A)    5.Amount of         6.Ownership     7.Nature of
  (Instr. 3)             action       action         or Disposed of (D)           Securities Bene-    Form: Direct    Indirect
                         Date         Code           (Instr. 3, 4 and 5)          ficially Owned      (D) or          Beneficial
                         (Month/      (Instr. 8)     ------------------------     at End of           Indirect (I)    Ownership
                          Day/      ------------     Amount   (A) or   Price      Month (Instr.       (Instr. 4)      (Instr. 4)
                          Year)     Code      V               (D)                 3 and 4)
-------------------    ---------    ------------     ------------------------   ------------------  --------------  ---------------


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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                    SEC 1474 (7/96)


 TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.   Title of Derivative Security (Instr. 3)

     [LINE 1]  Call Options (Right to buy)
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     [LINE 2]  Call Options (Right to buy)
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     [LINE 3]  Employee Stock Option (Right to buy)
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2.   Conversion or Exercise Price of Derivative Security

     [LINE 1]  $10.97
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     [LINE 2]  $3.3125
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     [LINE 3]  $157.375
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3.   Transaction Date (Month/Date/Year)

     [LINE 1]  5/28/99
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     [LINE 2]  (2)
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     [LINE 3]  5/14/99
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4.   Transaction Code (Instr. 8)
                     Code                          V
               ------------------            ------------
     [LINE 1]       J(1)
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     [LINE 2]
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     [LINE 3]        A                             V
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5.   Number of Derivative Securities Acquired (A) or Disposed of (D)
     (Instr. 3, 4, and 5)
                    (A)                          (D)
              ------------------            ------------
     [LINE 1]      67,680
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     [LINE 2]
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     [LINE 3]      30,000
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6.   Date Exercisable and Expiration Date (Month/Day/Year)
                  Date Exercisable              Expiration Date
              ------------------------      ------------------------
     [LINE 1]         Immed.                        1/21/08
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     [LINE 2]           (2)                         4/1/07
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     [LINE 3]           (3)                         5/14/09
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7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
                     Title                   Amount or Number of Shares
               ------------------            --------------------------
     [LINE 1]     Common Stock                       67,680
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     [LINE 2]     Common Stock                      240,000
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     [LINE 3]     Common Stock                       30,000
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

8.   Price of Derivative Security (Instr. 5)

     [LINE 1]  (1)
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     [LINE 2]
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     [LINE 3]
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9.   Number of Derivative Securities Beneficially Owned at End of Month
     (Instr. 4)

     [LINE 1]  67,680
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     [LINE 2]  240,000(2)
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     [LINE 3]  30,000
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10.  Ownership Form of Derivative Security: Direct (D) or Indirect (I)
     (Instr. 4)

     [LINE 1]  (D)
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     [LINE 2]  (D)
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     [LINE 3]  (D)
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11.  Nature of Indirect Beneficial Ownership (Instr. 4)

     [LINE 1]
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     [LINE 2]
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     [LINE 3]
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Explanation of Responses:

(1) On May 28, 1999 unexercised options to purchase 100,000 shares of common stock of GeoCities at $7.42535 per share from SOFTBANK America Inc. were converted into options to purchase 67,680 shares of Common Stock of Yahoo! Inc. at approximately $10.97 in connection with the merger of GeoCities and Yahoo! Inc. On that date the volume weighted average market price for GeoCities common stock was $96.1582.

(2) An option granted on December 13, 1996 to purchase Common Stock of Yahoo! Inc. from SOFTBANK Holdings Inc., becoming exercisable with respect to 20% of the shares covered thereby on April 1 in each of the years 1997 through 2001, has been restated to reflect subsequent stock splits and a change in the counterparty to SOFTBANK America Inc.

(3)   This option becomes fully exercisable on May 14, 2003.

                         /s/ Eric C. Hippeau                       June 9, 1999
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                       **Signature of Reporting Person                Date
                         Eric C. Hippeau

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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                                                                 SEC 1474 (7-96)